                                                                 Exhibit (a)(11)
PRESS RELEASE                                                      [Atrion Logo]


              ATRION CORPORATION EXTENDS DUTCH AUCTION TENDER OFFER
                                       AND
                REPORTS FILING OF PRELIMINARY PROXY STATEMENT BY
                        THE ATRION STOCKHOLDER COMMITTEE

         ALLEN, Texas (April 21, 1999) - Atrion Corporation (Nasdaq/NM-ATRI) announced today that it has extended its "Dutch auction" tender offer to purchase up to 400,000 shares of its Common Stock at a purchase price of not greater than $10.00 nor less than $8.00 per share. The tender offer, proration period and withdrawal rights will now expire at 5:00 p.m., New York City time on Friday, April 23, 1999, unless further extended by the Company. The Company has been informed by the depositary that approximately 339,000 shares had been tendered through the close of business yesterday.

         Emile A. Battat, Chairman, President and CEO of Atrion stated, "The Company has extended the tender offer in order to provide stockholders the opportunity to consider the effect of the filing on April 16, 1999 of a preliminary proxy statement with the Securities and Exchange Commission by The Atrion Stockholder Committee, comprised of Jerry A. Howard and R. Scott Nieboer." In its preliminary proxy statement, The Atrion Stockholder Committee states that it is soliciting proxies for the election of Messrs. Howard and Nieboer to the Board of Directors of the Company at the Company's 1999 annual meeting in opposition to the Board of Directors' own nominees for election as directors. As previously reported, two directors will be elected at the 1999 annual meeting and the terms of five incumbent directors will continue after the 1999 annual meeting.

         The Atrion Stockholder Committee also states in its preliminary proxy statement that it "believes that the most attractive alternative for increasing the value of the Common Stock, on a net present value basis, may be through the sale of the Company or its component businesses" and that if it is successful in having its nominees elected they intend to use their "best efforts to influence a sale of the Company or its component businesses...." Additionally, The Atrion
Stockholder Committee states in its preliminary proxy statement that there is no assurance that a "sale, divestiture or other extraordinary transaction can be accomplished or would result in achieving full value for stockholders." The full text of The Atrion Stockholder Committee's preliminary proxy statement is available at the SEC's Web site at http://www.sec.gov.

         Atrion Corporation designs, develops, manufactures, sells and distributes medical products and components to markets worldwide.



Contact:   Jeffery Strickland
           Vice President and Chief Financial Officer
           (972) 390-9800